Exhibit 99.1

St. John's, NL – July 2, 2024

FORTIS INC. TO HOLD TELECONFERENCE ON JULY 31

TO DISCUSS SECOND QUARTER 2024 RESULTS

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) will release its second quarter 2024 financial results on Wednesday, July 31, 2024. A teleconference and webcast will be held the same day at 8:30 a.m. (Eastern). David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer will discuss the Corporation's second quarter financial results.

Shareholders, analysts, members of the media and other interested parties are invited to listen to the teleconference via the live webcast on the Corporation's website, https://www.fortisinc.com/investor-relations/events-and-presentations.

Those members of the financial community in North America wishing to ask questions during the call are invited to participate toll free by calling 1.800.717.1738 while those outside of North America can participate by calling 1.289.514.5100. Please dial in 10 minutes prior to the start of the call. No passcode is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com. A replay of the teleconference will be available two hours after the conclusion of the call until August 31, 2024. Please call 1.888.660.6264 or 1.289.819.1325 and enter passcode 93188#.

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2023 revenue of $12 billion and total assets of $68 billion as at March 31, 2024. The Corporation's 9,600 employees serve utility customers in five Canadian provinces, ten U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

For further information contact

Investor Enquiries: Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 investorrelations@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Government Relations Fortis Inc. 709.737.5323 media@fortisinc.com